Exhibit 99.1
THE COMPANIES (GUERNSEY) LAW, 2008
COMPANY LIMITED BY SHARES
MEMORANDUM OF INCORPORATION
of
AMDOCS LIMITED
1.	The name of the Company is Amdocs Limited.

2.	The Registered Office of the Company will be situate in Guernsey.

3.	The Company is a non-cellular company.

4.	The liability of Members is limited to the amount (if any) for the time being remaining unpaid on the shares held by them respectively.

5.	The objects and powers of the Company are not restricted.